Filed Pursuant to Rule 433

Registration No. 333-141491

June 18, 2007

KINDER MORGAN ENERGY PARTNERS, L.P.
6.950% Senior Notes due 2038

Pricing Term Sheet
Relating to Preliminary Prospectus Supplement dated June 18, 2007

Issuer:	Kinder Morgan Energy Partners, L.P.
Ratings:	Baa2 (Stable)/ BBB (Stable)/ BBB (Stable)
Note type:	Senior Unsecured Notes
Distribution:	SEC Registered
Minimum denomination:	$1,000
Trade date:	June 18, 2007
Settlement date:	June 21, 2007
Maturity date:	January 15, 2038
Principal amount:	$550,000,000
Underwriting discount:	0.875%
Gross Proceeds:	$548,707,500
Net proceeds to Issuer (before expenses):	$543,895,000
Benchmark:	T 4.5% due 2/15/2036
Benchmark Yield:	5.268%
Re-offer spread:	+170 bps
Re-offer yield to maturity:	6.968%
Coupon:	6.950%
Public offering price:	99.765%
Optional Redemption:	Make whole call T+ 30 bps
Interest payment dates:	January 15 and July 15, beginning January 15, 2008
CUSIP:	494550AW6
ISIN:	US494550AW68
Joint Bookrunning Managers:	J.P. Morgan Securities Inc. Greenwich Capital Markets, Inc. UBS Securities LLC
Co Managers:

Banc of America Securities, LLC
Barclays Capital Inc.
Citigroup Global Markets, Inc.
Lazard Capital Markets LLC
SunTrust Capital Markets, Inc.
Wachovia Capital Markets, LLC
BNP Paribas Securities Corp.
DnB NOR Markets Inc.
HVB Capital Markets, Inc.
Natixis Securities North America Inc.

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This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-3311, Greenwich Capital Markets Inc. at (888) 273-4485 or  UBS Securities LLC at (866) 884-2071.